SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)
00.108.786/0001-65
Corporate Registry ID (NIRE) 35.300.177.240
Publicly-held Company
Rua Verbo Divino n° 1.356 - 1°andar , São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly-held company, headquartered at the city and state of São Paulo, at Rua Verbo Divino n° 1.356 - 1° andar, Chácara Santo Antônio, enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) # 00.108.786/0001-65, publicly announces, under the terms of CVM Instruction 358/02, that, according to information received today from its shareholders Globo Comunicações e Participações S.A. (“Globopar”), Distel Holding S.A. (“Distel”), UGB Participações S.A. (“UGB”), Roma Participações Ltda. (“Roma”) (Globopar, Distel, UGB and Roma, jointly called “Globo”), and Latam do Brasil Participações S.A., corporation headquartered at the city of Rio de Janeiro, state of Rio de Janeiro, enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) # 07.165.506/0001-08 (“Latam”), the latter being indirectly controlled by Teléfonos de México, S.A. de C.V. (“Telmex”), the operations subject of the Agreement for the Purchase and Sale of Shares Issued by NET, celebrated between Globo and Telmex on 06.27.2004 (the “Agreement for the Purchase and Sale of Shares”), as disclosed by Relevant Notices published by Net on 06.27.2004 and 06.30.2004, were completed today.

In addition, today, Globo subscribed and paid up 681,605,160 voting shares issued by Net, and Latam subscribed and paid up 54,096,360 voting shares and 179,906,550 non-voting shares issued by Net, under the scope of Net’s ongoing private issue of shares, as announced on a Notice to Shareholders disclosed on March 21, 2005.

The operations subject to the Agreement for the Purchase and Sale of Shares were completed as follows:
(a) Globo transferred to GB Empreendimentos e Participações S.A., a company that until then was wholly-owned by Globo, 802,494,433 voting shares issued by NET, representing 51% (fifty-one percent) of NET’s voting capital;
(b) Globo transferred to Latam 131,074,091 voting shares issued by GB, representing 49% (forty-nine percent) of GB’s voting capital, as well as all the 534,996,288 non-voting shares issued by GB; (c) Globo transferred to Latam 460,928,020 voting shares issued by NET, representing 29.29% (twenty-nine point twenty-nine percent) of NET’s voting capital.

After the aforementioned operations, Globo remains the controller shareholder of GB, which is, for its part, holder of 51% (fifty-one percent) of NET’s voting capital, and Globo also directly holds 171,095,380 voting shares and 200,000,000 non-voting shares issued by NET, representing 10.87% (ten point eighty-seven percent) of NET’s voting capital and 9.63% (nine point sixty-three percent) of NET’s total capital. Telmex, for its part, now holds, through Latam, 36.55% (thirty-six point fifty-five percent) of NET’s total capital, in addition to its stake on GB’s capital as disclosed above.

The aforementioned percentages were calculated after the conclusion of NET’s ongoing private issue of shares mentioned above.

The closing price per voting share issued by NET acquired by Latam from Globo, directly and indirectly through GB, was of R$0.6277.

Globo and Telmex celebrated, among other documents, NET Shareholders’ Agreement, filed today at the Company’s headquarters.

The operations hereby announced will be properly notified to the appropriate governmental authorities.

São Paulo, March 21, 2005.
Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.